

FEBRUARY 17, 2022 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES RECORD 2021 ANNUAL RESULTS

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) has released its results for the fourth quarter and year ended December 31, 2021 (all figures in U.S. dollars).

FOURTH QUARTER HIGHLIGHTS

- **Attributable gold equivalent ounces[1]** of 16,586 ounces (Q4 2020 — 15,795 ounces);

- **Revenue** of $29.8 million (Q4 2020 — $29.7 million);

- **Cash flows from operating activities, excluding changes in non-cash working capital[1]** of $22.1 million (Q4 2020 — $22.5 million)

- **Net income** of $7.4 million (Q4 2020 — $10.5 million).

FULL YEAR HIGHLIGHTS

- **Record attributable gold equivalent ounces[1]** of 67,548 ounces (FY 2020 — 52,176 ounces)

- **Record revenue** of $114.9 million (FY 2020 — $93.0 million);

- **Record total sales, royalties and income from other interests[1]** of $120.7 million (FY 2020 — $93.0 million)

- **Average cash cost per attributable gold equivalent ounce**[1] of $249 resulting in cash operating margins[1] of $1,539 per ounce (FY 2020 — $269 per ounce and $1,514 per ounce respectively);

- **Record cash flows from operating activities, excluding changes in non-cash working capital**[1] of $83.5 million (FY 2020 — $68.3 million);

- **Record net income** of $27.6 million (FY 2020 — $13.8 million);

- **Significant acquisitions:** Over $150 million in transactions on cash flowing assets

  - **Waterton Royalty Package:** In May 2021, the Company acquired a package of royalties for consideration of $7 million. The package includes 21 royalties on development, advanced exploration and exploration stage projects located in Nevada and Montana.

  - **Vale Royalties:** In June 2021, the Company acquired a diverse package of Vale Royalties, which provide holders with life of mine net sales royalties on certain Vale producing and exploration assets. The royalties provide exposure to several of Vale's long-life, low-cost assets and are expected to contribute to Sandstorm's portfolio for several decades.

  - **Vatukoula Gold Stream:** In June 2021, the Company agreed to acquire a gold stream on the operating Vatukoula gold mine in Fiji in exchange for a $30 million upfront deposit. The stream entitles Sandstorm to purchase 25,920 ounces of gold over a 5.5-year period and thereafter 2.55%–2.9% of the gold produced from the mine for ongoing per ounce cash payments equal to 20% of the spot price of the gold. In addition to the gold stream, Sandstorm will also receive an effective 0.45% NSR royalty on certain prospecting licenses.

  - **Mercedes Gold Stream:** In December 2021, the Company announced a $60 million financing package with Bear Creek Mining to facilitate its acquisition of the producing Mercedes gold-silver mine in Mexico from Equinox Gold Corp. The financing package includes a $37.5 million gold stream and a $22.5 million convertible debenture. The transaction is expected to close by March 31, 2022 and gold deliveries to Sandstorm will commence immediately thereafter.

- **Hod Maden milestones and conversion to gold stream:** With Hod Maden's recent approval of the Environmental Impact Assessment ("EIA") and the release of the Feasibility Study, the Company has entered into an agreement to sell its interest and receive a flagship gold stream.

  - In October 2021, the Hod Maden project received the final approval of the EIA for the project from the Ministry of Environment and Urbanization of Turkey.

The approval marks the next development phase and triggers several key catalysts including the application for the final permits and initiating long-lead construction items.

o In November 2021, the Company announced the results of the Hod Maden Feasibility Study, for which Sandstorm holds a 30% interest. The study projects a pre-tax net present value (5% discount rate) of $1.3 billion and an internal rate of return of 41%. The study also outlines total production of more than 2.5 million gold equivalent ounces over a 13-year mine life and it is expected that gold will be produced at an all-in sustaining cost on a by-product basis of $334 per ounce[1].

o Subsequent to year end, the Company announced that it had reached an agreement with Royalty North Partners Ltd. to sell its 30% interest in Hod Maden and its equity interest in Entrée Resources Ltd. In consideration, Sandstorm will receive a flagship gold stream on Hod Maden and a portion of debt and equity in the resulting issuer. The transaction is subject to various closing conditions and is expected to close in the second half of 2022. With this transaction, Sandstorm intends to unlock additional value in Hod Maden through the re-rating of the asset as a Gold Stream in its portfolio and further repositions Sandstorm as a pure-play precious metals royalty and streaming company.

- **Other corporate highlights:**

  o **Expanded Credit Facility:** Sandstorm amended its revolving credit agreement allowing the Company to borrow up to $350 million, and incorporated sustainability-linked performance targets to become the first royalty company to establish an Environment, Social, and Governance ("ESG") linked credit facility. The ESG revolving facility incorporates sustainability-linked incentive pricing terms that allow Sandstorm to reduce borrowing costs as the Company's sustainability performance targets are met. The tenure of the facility is four years and is extendable by mutual consent of Sandstorm and the banking syndicate.

  o **Inaugural Dividend:** On December 15, 2021 Sandstorm declared its inaugural dividend of C$0.02 per share, paid on January 28, 2022 and each quarter thereafter, subject to annual increases.

  o **Normal Course Issuer Bid:** The Company purchased and cancelled approximately 5.5 million common shares for total consideration of $34.2 million.

OUTLOOK

Based on the Company's existing royalties, attributable gold equivalent ounces for 2022 is forecast to be between 65,000 and 70,000 ounces. Subject to the conversion of the Hod Maden interest into a gold stream, the Company is forecasting attributable gold equivalent production to be over 100,000 ounces in 2025.

FINANCIAL RESULTS

During 2021, the Company realized record annual revenue of $114.9 million compared with $93.0 million for the comparable period in 2020. The increase is largely attributable to a 29% increase in attributable gold equivalent ounces sold.

Net income was higher during 2021 when compared to the same period in 2020 primarily due to the increase in revenue. Higher net income was also due to factors such as an $8.5 million decrease in non-cash impairment charges and a $5.9 million gain on the revaluation of the Company's financial instrument related to the Vale Royalties. The year-over-year increase in net income was partially offset by an increase in tax expense resulting from higher net income and a decrease in the gains recognized on the revaluation of the Company's investments.

STREAMS & ROYALTIES

Of the gold equivalent ounces sold by Sandstorm during the fourth quarter of 2021, approximately 27% were attributable to mines located in Canada, 15% from the rest of North America, 53% from South America, and 5% from other countries.

	THREE MONTHS ENDED DEC 31, 2021		YEAR ENDED DEC 31, 2021	
	Revenue (in millions)	Gold Equivalent Ounces	Revenue (in millions)	Gold Equivalent Ounces
Canada	$ 8.1	4,506	$ 22.2	12,370
North America excl. Canada	$ 4.5	2,502	$ 21.6	12,088
South America	$ 15.9	8,829	$ 62.2	38,111
Other	$ 1.3	749	$ 8.9	4,979
Total	$ 29.8	16,586	$ 114.9	67,548

Canada

Streams and royalties on Canadian mines contributed 88% more gold equivalent ounces to Sandstorm when compared to the fourth quarter of 2020. The change is primarily due to an increase in royalty revenue from the Diavik mine in the Northwest Territories, driven by diamond price increases, the receipt of previously unrecognized royalty payments, and the timing of sales.

North America Excluding Canada

The gold equivalent ounces sold from operations located within North America, but outside of Canada, contributed 12% less gold equivalent ounces when compared to the fourth quarter of 2020. The change was primarily driven by a decrease in ounces received from the Relief Canyon mine in Nevada.

South America

Operations in South America contributed 17% more gold equivalent ounces sold when compared to the fourth quarter of 2020. The change is primarily due to an increase in royalty revenue from the Vale Royalties and an increase in gold equivalent ounces sold from the Chapada mine in Brazil. The increase was partially offset by a decrease in gold equivalent ounces sold from the Cerro Moro mine in Argentina.

Other

Streams and royalties on mines in other countries contributed 75% less gold equivalent ounces sold when compared to the fourth quarter of 2020. This change is primarily due to a decrease in royalty revenue from the Houndé mine in Burkina Faso, driven by mine sequencing whereby Endeavour Mining plc is currently mining areas of the Houndé Mine not subject to the Company's royalty.

WEBCAST & CONFERENCE CALL DETAILS

A conference call will be held on Friday, February 18, 2022 starting at 8:30am PST to further discuss the Hod Maden gold stream, fourth quarter and annual results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688
North American Toll-Free: (+1) 888-390-0546
Conference ID: 16995658
Webcast URL: **https://bit.ly/3AIH99g**

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") including (i) average cash cost per attributable gold equivalent ounce, (ii) total sales, royalties and income from other interests, (iii) average realized gold price per attributable gold equivalent ounce, (iv) cash operating margin, (v) cash flows from operating activities excluding changes in non-cash working capital, and (vi) all-in sustaining cost ("AISC") per gold ounce on a by-product basis. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company's cost of sales, excluding depletion by the number of attributable gold equivalent ounces. The Company presents average cash cost per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Total sales, royalties and income from other interests is calculated by taking total revenue which includes sales and royalty revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. Refer to page 49 of the MD&A for a numerical reconciliation of the total sales, royalties, and income from other interests. The Company presents total sales, royalties, and income from other interests as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry. Average realized gold price per attributable gold equivalent ounce is calculated by dividing the Company's total sales, royalties, and income from other interests by the number of attributable gold equivalent ounces. The Company presents average realized gold price per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per attributable gold equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by IFRS. The Company's royalty and other commodity stream revenue, including adjustments for contractual income relating to those interests, is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity revenue, including adjustments for contractual income relating to those interests, for that period by the average realized gold price per ounce from the Company's gold streams for the same respective period. These attributable gold equivalent ounces, when combined with the gold ounces sold from the Company's gold streams, equal total attributable gold equivalent ounces and may be subject to change. The Company has also used the non-IFRS measure of all-in sustaining cost per gold ounce on a by-product basis. With respect to the Hod Maden project, all-in sustaining cost per gold ounce on a by-product basis is calculated by deducting copper revenue from the summation of certain costs (operating costs, royalties, treatment, refining & transport costs, sustaining capital, G&A, and other costs). The resulting figure is then divided by the payable gold ounces produced. The Company presents all-in sustaining cost per gold ounce on a by-product basis as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. The calculation of the measure is as follows: [Operating Costs ($678 million) + Royalties ($349 million) + Treatment, Refining and Transport Costs ($193 million) + Sustaining Capital ($116 million) + G&A ($96 million) + Other Costs ($57 million) - Copper Revenue ($812 million)] / Payable Gold Ounces (2,027k oz) = $334 AISC per ounce.

The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

ERFAN KAZEMI

CHIEF FINANCIAL OFFICER

604 689 0234

KIM BERGEN

CAPITAL MARKETS

604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 230 royalties, of which 29 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure and information contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC. Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replaced the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the expectation that the various closing conditions of the Hod Maden transaction will be met, the expectation that the Hod Maden transaction with Royalty North Partners Ltd will close, the expectation that the transaction will close in the second half of 2022, the transformation of the Company's interest in Hod Maden into a gold stream being integral to the Company's corporate strategy of unlocking hidden value in Sandstorm's portfolio; Sandstorm repositioning itself as a pure-play precious metals streaming and royalty company, while still retaining long-term exposure to the robust economics and potential growth of Hod Maden. The future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2021 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 30, 2021 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.